UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 17, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	32-0769697
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On June 17, 2024, Music Licensing, Inc. (OTC: SONG) released the following press release:

“FAMILY ONLY” by DaniLeigh Joins Music Licensing, Inc. (OTC: SONG) Portfolio

Naples, FL, June 17, 2024 – Music Licensing, Inc. (OTC: SONG), a leader in music royalty acquisitions, is excited to announce the acquisition of the royalty-generating intellectual property of “FAMILY ONLY” by DaniLeigh. This acquisition emphasizes the company’s dedication to securing valuable works from renowned artists.

“FAMILY ONLY” by DaniLeigh is a track that has won the hearts of many listeners and continues to thrive across various platforms. This acquisition is aimed at maximizing its revenue potential for long-term success.

Watch “FAMILY ONLY” by DaniLeigh here.

About Music Licensing, Inc. (OTC: SONG) (ProMusicRights.com)

Music Licensing, Inc. (OTC: SONG), also known as Pro Music Rights, is a diversified holding company and the fifth public performance rights organization (PRO) formed in the United States. Its licensees include notable companies such as TikTok, iHeart Media, Triller, Napster, 7Digital, Vevo, and many others. Pro Music Rights holds an estimated market share of 7.4% in the United States, representing over 2,500,000 works by notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBagg Yo, Larry June, Trae Pound, Sauce Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Trauma Tone, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Young Dolph, Trinidad James, Chingy, Lil Gnar, 3OhBlack, Curren$y, Fall Out Boy, Money Man, Dej Loaf, Lil Uzi Vert, and countless others, as well as artificial intelligence (A.I.) created music.

Additionally, Music Licensing, Inc. (OTC: SONG) owns royalty stakes in Listerine “Mouthwash” Antiseptic and musical works by artists such as The Weeknd, Justin Bieber, Kanye West, Elton John, Mike Posner, blackbear, Lil Nas X, Lil Yachty, DaBaby, Stunna 4 Vegas, Miley Cyrus, Lil Wayne, XXXTentacion, Jeremih, Ty Dolla $ign, Eric Bellinger, Ne-Yo, MoneyBagg Yo, Halsey, Desiigner, DaniLeigh, Rihanna, and numerous others.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

Contact: investors@ProMusicRights.com

SOURCE: Music Licensing, Inc.”

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: June 17, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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